SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Office Depot, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	676220106
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Elisa D. Garcia C., Esq.

Executive Vice President and General Counsel

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

(561) 438-4800

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies To:

Amy Bowerman Freed, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$8,612,770	$615

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,811,003 shares of common stock of Office Depot, Inc. having an aggregate value of $8,612,770 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet And Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 10, 2010, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Office Depot, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer (as defined herein). The Company’s principal executive offices are located at 6600 North Military Trail, Boca Raton, Florida 33496 and its telephone number at that address is (561) 438-4800.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees (excluding the Company’s directors and named executive officers) to exchange outstanding options to purchase shares of the Company’s common stock granted prior to May 10, 2009, that have an exercise price per share greater than $11.00 and whose terms will not expire before the expiration date of this Exchange Offer (“Eligible Options”). The Eligible Options were granted under the Office Depot 2007 Long-Term Incentive Plan (the “2007 Plan”) and the Office Depot Amended Long-Term Equity Incentive Plan (the “Incentive Plan” and together with the 2007 Plan, the “Plans”) and will be exchanged for fewer new stock options with an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant (the “New Options”), subject to certain conditions (the “Exchange Offer”). Each New Option will be granted under the 2007 Plan. As of May 7, 2010, there were 4.7 million shares of common stock underlying outstanding Eligible Options. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Employee Election Form, Election Modification Form and Election Withdrawal Form (collectively, the “Forms”) and the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer (the “Instructions and Agreements”). Each of the Forms and the accompanying Instructions and Agreements are attached hereto as Exhibits (a)(1)(C) – (a)(1)(L).

The information set forth in the Offer to Exchange under “Summary Term Sheet And Questions and Answers,” “Risk Factors,” “This Exchange Offer—Eligible Options; Eligible Employees; Expiration Date of This Exchange Offer,” “This Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer—Conditions of This Exchange Offer” and “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under “This Exchange Offer—Price Range of Our Common Stock” is incorporated herein by reference.

Item 3	Identity and Background of Filing Person.

(a)	Name and Address

The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet And Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Employees; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Options,” “Withdrawal Rights and Change of Elections,” “Acceptance of Eligible Options For Exchange; Issuance of New Options,” “Conditions of This Exchange Offer,” “Price Range of Our Common Stock,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” “Extension of Exchange Offer; Termination; Amendment,” Schedules A and B and Annex A is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors and executive officers named in the compensation tables included in the last proxy statement that the Company filed with the SEC are not eligible to participate in the Exchange Offer. Executive officers who are not named in the compensation tables included in the last proxy statement that the Company filed with the SEC are eligible to participate in the Exchange Offer. The information set forth in the Offer to Exchange under “This Exchange Offer—Procedures for Tendering Eligible Options” and “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference. See also the Plans attached hereto as Exhibits (d)(1) and (d)(2) which also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in Offer to Exchange under “This Exchange Offer—Acceptance of Eligible Options For Exchange; Issuance of New Options” and “This Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c)	Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Conditions of This Exchange Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The financial information set forth in the Offer to Exchange under “This Exchange Offer—Information Concerning Us; Financial Information” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009 and “Part I. Financial Information” of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2010 are incorporated herein by reference. These filings may be examined, and copies may be obtained, at the Securities and Exchange Commission’s (“SEC”) public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. The Company also makes these filings available free of charge, on or through the investor relations section of its website at http://www.officedepot.com.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “This Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

OFFICE DEPOT, INC.

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President and General Counsel

Date: May 10, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated May 10, 2010

(a)(1)(B)	Form of Electronic Mail Communication

(a)(1)(C)	Form of Communication to Eligible Employees-Equity

(a)(1)(D)	Form of Communication to Eligible Employees-Cash

(a)(1)(E)	Employee Election Form-Equity

(a)(1)(F)	Employee Election Form-Cash

(a)(1)(G)	Election Modification Form-Equity

(a)(1)(H)	Election Modification Form-Cash

(a)(1)(I)	Election Withdrawal Form-Equity

(a)(1)(J)	Election Withdrawal Form-Cash

(a)(1)(K)	Form of Instructions and Agreements- Equity

(a)(1)(L)	Form of Instructions and Agreements- Cash

(a)(1)(M)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date-Equity

(a)(1)(N)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date-Cash

(a)(1)(O)	Form of Confirmation Communication to Eligible Employees-Equity

(a)(1)(P)	Form of Confirmation Communication to Eligible Employees-Cash

(a)(1)(Q)	Guide to Tax and Legal Issues for Non-U.S. Employees (included as Schedule B of the Offer to Exchange Certain Outstanding Options for New Stock Options, dated May 10, 2010)

(a)(1)(R)	Screenshots from Exchange Offer Website

(a)(1)(S)	Annual Report on Form 10-K for the fiscal year ended December 26, 2009 (filed with the Securities and Exchange Commission on February 23, 2010 and incorporated herein by reference)

(a)(1)(T)	Quarterly Report on Form 10-Q for the quarter ended March 27, 2010 (filed with the Securities and Exchange Commission on April 27, 2010 and incorporated herein by reference)

(b)	Not applicable

(d)(1)	2007 Long-Term Incentive Plan (incorporated herein by reference to the respective appendix to the Proxy Statement for Registrant’s 2007 Annual Meeting of Shareholders, filed on April 2, 2007)

(d)(2)	Amended Long-Term Equity Incentive Plan (incorporated herein by reference to the Form 8-K, filed on April 26, 2010)

(g)	Not applicable

(h)	Not applicable